[Eagle Letterhead]

March 11, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Eagle Life Insurance Company Request for Withdrawal of Registration Statement on Form S-1 Pursuant to Rule 477 (File No. 333-160345)

Commissioners:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933 (the “1933 Act”), Eagle Life Insurance Company, an Iowa Corporation (the “Company”), hereby requests to withdraw the Company’s registration statement on Form S-1, including all exhibits thereto (SEC File No. 333-160345) as filed with the Commission on June 30, 2009 and amended by pre-effective amendments nos. 1-2 and post-effective amendments 1-3 thereto (collectively, the “Registration Statement”).  The Registration Statement became effective on May 2, 2011.

The Company submits this request for withdrawal because it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby respectfully requests that the Commission issue its consent to withdrawal of the Registration Statement as soon as possible. Please forward copies of such consent to the undersigned via mail at 6000 Westown Parkway, West Des Moines, Iowa 50266, Attention:  Carole Hunt with a copy to legal counsel Sutherland Asbill & Brennan LLP, Attention:  Thomas Bisset via facsimile at (202) 637-3593.

If you have any questions or comments, please call the undersigned at 515-457-3743.

Sincerely,

/s/ Carole L. Hunt

Carole Hunt

Executive Vice President

Eagle Life Insurance Company

cc:	Harley Whitfield, Jr. Bill Kunkel Thomas Bisset